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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   AMERICAN ARCHITECTURAL PRODUCTS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   023857 10 5
                                 (CUSIP Number)

                               JOSEPH DOMINIJANNI
                               AAP HOLDINGS, INC.
                               6500 BROOKTREE ROAD
                           WEXFORD, PENNSYLVANIA 15090
                                 (724) 940-2330
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP NO.  023857 10 5                           PAGE    2    OF    5    PAGES
------------------------                         ------------------------------

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   1     NAME OF REPORTING PERSON                            AAP HOLDINGS, INC.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           34-1835731

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*                                                    AF


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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]


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   6     CITIZENSHIP OR PLACE OF ORGANIZATION                          DELAWARE


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                              7      SOLE VOTING POWER                7,548,633
        NUMBER OF
          SHARES          -----------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER                      0
         OWNED BY
           EACH
        REPORTING         -----------------------------------------------------
          PERSON              9      SOLE DISPOSITIVE POWER           7,548,633
           WITH

                          -----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER                 0

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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     7,548,633


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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                              58.1%, based on 12,987,386 shares
                                           outstanding as of December 31, 1997.
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*                                          CO


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
         This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on October 25, 1996, as previously amended (the "Schedule 13D") with regard to the common stock, par value $.001 per share (the "Common Stock" of American Architectural Products Corporation, a Delaware corporation ("AAPC"), as set forth below. Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Items 1 and 5 of the Schedule 13D is hereby supplemented by the following:

ITEM 1.  SECURITY AND ISSUER.

         On April 1, 1997, AAPC became the successor of Forte Computer Easy, Inc. ("FCEI") for purposes of beneficial ownership reporting pursuant to a merger. The merger had the effect of changing FCEI's domicile and name, but did not alter the respective interests of its security holders except to effect a 1-for-10 reverse stock split and increase the authorized capital stock from 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, each par value $.01 per share, to 100,000,000 million shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock. The Issuer's principal executive offices are now located at 755 Boardman-Canfield Road, South Bridge Executive Center, Building G West, Boardman, Ohio 44512.

         The CUSIP No. for AAPC's common stock is 023857 10 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On December 18, 1996, AAPH acquired 1,000,000 shares of Series A Preferred Stock of AAPC and options to purchase up to 8,798,322 shares of AAPC Common Stock, exercise of which was contingent upon the exercise of stock options granted to other optionees. In addition, Mr. Frank Amedia granted AAPH an irrevocable proxy to vote all shares of AAPC Common Stock owned by Mr. Amedia in favor of certain matters (the "Amedia Proxy").

         In January 1997, the expiration of certain stock options held by other optionees resulted in an adjustment to the number of shares of Common Stock issuable to AAPH pursuant to the stock options granted in December 1996 to 7,076,550. On April 1, 1997, AAPC consummated a change of domicile merger, which effected a 1-for-10 reverse stock split, an increase in the authorized capital of the Issuer and the automatic conversion of the Series A Preferred Stock. As a result, the 1,000,000 shares of Series A Preferred Stock of FCEI owned by AAPH were automatically converted into 7,548,633 shares of the Common Stock of AAPC and options granted to AAPH to purchase up to 7,076,550 shares of Common Stock of FCEI were converted into options to purchase up to 707,655 shares of Common Stock of AAPC. The merger did not alter the interests of the Issuer's security holders, including AAPH.
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         Finally, on December 31, 1997, the Amedia Proxy expired. As a result,
AAPH no longer holds shared voting power over Mr. Amedia's shares. As of December 31, 1997, taking into effect the expiration of the Amedia Proxy, AAPH beneficially owns 7,548,633 shares, or 58.1%, of the Common Stock of AAPC, not including 707,655 shares of Common Stock which are subject to unexercised stock options which may be exercised only upon the exercise of stock options by Mr. Amedia and John Masternick.

                                Page 4 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    2/16/98                       By: /s/ Joseph Dominijanni
-------------------                  ------------------------------------------

      Date                        Name: Joseph Dominijanni
                                       ----------------------------------------

                                  Title: Treasurer
                                        ---------------------------------------

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